MORGAN & COMPANY
Chartered Accountants

February 8, 2006

Securities and Exchange Commission
100 F Street NE
Washington, DC
20549 USA

Dear Sirs:

RE: ANTICUS INTERNATIONAL CORPORATION
       <u>**FILE REF. NO. 333-101420**</u>

We were previously the principal accountants for Anticus International Corporation and we reported on the financial statements of Anticus International Corporation for the years ended June 30, 2005 and 2004. As of February 3, 2006, we were not engaged as the principal accountants for Anticus International Corporation. We have read Anticus International Corporation's statements under Item 4 of its Form 8-K dated, February 3, 2006, and we agree with such statements.

For the most recent fiscal period through to February 3, 2006, there has been no disagreement between Anticus International Corporation and Morgan & Company on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Morgan & Company would have caused it to make a reference to the subject matter of the disagreement in connection with its reports.

Yours truly,

/s/ Morgan & Company

Chartered Accountants

Tel: (604) 687-5841
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